Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED JUNE 20, 2018

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this Supplement No. 6 have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

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to disclose the Company's net asset value for the month ended May 31, 2018;

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to disclose the adjusted per share public offering price for each class of our shares, effective as of our next subscription closing on June 26, 2018;

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to disclose the Company’s monthly subscription procedures effective in July 2018;

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to disclose information about Company distributions; and

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to otherwise update the Prospectus.

Determination of Net Asset Value for the month ended May 31, 2018

On June 20, 2018, the board of directors (the “Board”) of the Company determined the Company’s net asset value per share for each class with outstanding shares in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. As of May 31, 2018, the Company did not have any outstanding Class D shares. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, and Class I shares as of May 31, 2018:

Month Ended May 31, 2018	Class FA	Class A	Class T	Class I	Total
Net Asset Value	$82,513,327	$7,497	$42,892	$702,731	$83,266,448
Number of Outstanding Shares	3,266,260	299	1,704	27,857	3,296,120
Net Asset Value, Per Share	$25.26	$25.08	$25.17	$25.23

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On June 20, 2018, the Board also approved the new per share public offering price for each share class in the Offering. As of May 31, 2018, the Company had not sold any Class D shares. The new per share public offering prices for the Company’s Class D shares are based on the Company’s aggregate net asset value per share as of May 31, 2018. The new public offering prices will be effective as of June 26, 2018, which will be our next closing. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. For shareholders participating in the Company’s distribution reinvestment plan, the reinvestment price for the Company’s Class D shares will be at the public offering price. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$27.41	$26.43	$25.26	$25.23
Selling Commissions, Per Share	$1.64	$0.80	―	―
Dealer Manager Fees, Per Share	$0.69	$0.46	―	―

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Subscription Procedures

The following disclosure updates the Company’s subscription procedures described in “Prospectus Summary—Q: How much time do investors have to withdraw their subscriptions if the price changes after they subscribed?,” “Prospectus Summary—Q: How do I subscribe for shares?,” “Determination of Net Asset Value—Net Asset Value Determination in Connection with this Continuous Offering,” “Plan of Distribution—The Offering” and “Plan of Distribution—Subscription Procedures” of the Prospectus. As of the date of this supplement, all references throughout the Prospectus to “weekly closing” and “weekly closing date” as they relate to the Company’s subscription procedures are hereby updated to “monthly closing” and “monthly closing date,” respectively.

Our next closing on subscriptions will be on June 26, 2018. Beginning in July 2018, we will begin closings on subscriptions received and accepted by us on a monthly basis. The monthly closing date on which we will accept subscriptions is expected to be the last business day of each month. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be withdrawn at any time before the time it has been accepted by us. The purchase price per share to be paid by each investor will be equal to the price that is in effect on the date we accept such investor's subscription agreement in connection with our monthly closing. Generally, an investor will know the monthly closing date that applies to their subscription. In the event we adjust the offering price after an investor submits their subscription agreement and before the date we accept such subscription, such investor will not be provided with direct notice by us of the adjusted offering price but will need to check our website or our filings with SEC prior to the closing date of their subscription. In this case, an investor will have at least five business days after we publish the adjusted offering price to consider whether to withdraw their subscription request before they are committed to purchase shares upon our acceptance. Funds received in connection with a subscription will be placed in a non-interest-bearing escrow account pending our monthly closing. However, there is no assurance that your subscription will be accepted or close on a succeeding month following your subscription date.

Declaration of Distributions

On June 20, 2018, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on weekly record dates for the time period beginning on July 3, 2018 through and including September 28, 2018, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
July 3, 2018	August 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
July 10, 2018	August 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
July 17, 2018	August 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
July 24, 2018	August 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
July 31, 2018	August 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038

August 7, 2018	September 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
August 14, 2018	September 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
August 21, 2018	September 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
August 31, 2018	September 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038

September 4, 2018	October 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
September 11, 2018	October 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
September 18, 2018	October 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038
September 28, 2018	October 10, 2018	$0.024038	$0.024038	$0.019231	$0.021635	$0.024038

Other Updates to the Prospectus

The following disclosure supersedes and replaces the question and answer under the heading “Prospectus Summary —Q: May I reinvest my cash distributions in additional shares?” which appears on page 12 of the Prospectus.

Q:

May I reinvest my cash distributions in additional shares?

A:

Yes. We have adopted a distribution reinvestment plan in which shareholders (other than shareholders who are residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oregon, Washington (collectively the "Opt-in States"), holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares unless they elect to receive their distributions in cash. Shareholders who are residents of Opt-in States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class (except for the holders of Class FA shares who may elect to have their cash distributions reinvested in Class A shares).

The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recently determined and published net asset value per share of the applicable class of shares. Holders of Class FA shares who elect to have their cash distributions reinvested in Class A shares will be issued on the same date that we hold our next monthly closing for Class A shares. We will not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the annual distribution and shareholder servicing fee payable with respect to Class T and Class D shares sold in this offering will be allocated among all Class T and Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

The following disclosure supersedes and replaces the third sentence of the first paragraph under the section “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisition of Our Initial Businesses—Polyform Acquisition,” which appears on page 136 of the Prospectus.

The purchase price is subject to adjustment based on, among other factors, Polyform’s working capital and indebtedness at the closing with a true-up adjustment no later than June 30, 2018; provided that if the purchase price is adjusted downward, the amount by which the purchase price is decreased will be limited to a maximum of $500,000, which is the portion of the merger consideration held in escrow for such purpose.

The following disclosure supersedes and replaces the biographical information of Chirag J. Bhavsar under the section “Management—Directors and Executive Officers,” which appears on page 97 of the Prospectus.

Chirag J. Bhavsar is our Chief Executive Officer. Mr. Bhavsar also currently serves as Co-Chief Executive Officer and Co-President of CNL Financial Group. Mr. Bhavsar served as Chief Operating Officer from January 1, 2017 to April 9, 2018, Chief Financial Officer from January 1, 2017 to May 1, 2018, and as Chief Executive Officer and Chairman of the board of trustees from December 8, 2017 to April 9, 2018 of CCT II, a business development company. In addition, Mr. Bhavsar served as Chief Operating Officer and Chief Financial Officer for CCT I, a business development company, from January 1, 2017 until November 14, 2017. Mr. Bhavsar has spent most of the past 15 years of his career with entities affiliated with CNL Financial Group. Mr. Bhavsar has served in the roles of Executive Vice President, Chief Operating Officer, and Chief Financial Officer for Valley National Bank’s Florida Division, from 2015 to 2016, and as the Executive Vice President and Chief Financial Officer of its predecessor, CNLBancshares, Inc., from 2002 to 2015. Mr. Bhavsar is an independent director at Currency Exchange International Corp., which is a publicly traded company on the Toronto Stock Exchange, where he is Lead Independent Director and Audit Committee Chairman. Mr. Bhavsar also currently serves as Director and President of Pinnacle Bank, which is a community bank based in Central Florida. Mr. Bhavsar received his Bachelor of Science in Accounting from the University of Florida in 1990, and received a Master of Science in Accounting from the University of Florida in 1991. Mr. Bhavsar also graduated from University of Virginia’s Banking School in 1993. He is a certified public accountant.